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Form 6-K                                                            Page 1 of 9


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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                            Dated November 26, 2002

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November 26, 2002
                 -----------    ---

Commission file Number 001-15244
                       --------------------


                              CREDIT SUISSE GROUP
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                (Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                                      ---         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes   No X
                                    ---  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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CREDIT| GROUP                                   Media Relations
SUISSE|                                         CREDIT SUISSE GROUP
                                                P.O. Box 1
                                                CH-8070 Zurich
                                                Telephone   +41-1-333 8844
                                                Fax         +41-1-333 8877
                                                e-mail   media.relations@csg.ch


                 CREDIT SUISSE GROUP TO STRENGTHEN CAPITAL BASE
                     BY CHF 1.0 BILLION THROUGH ISSUANCE OF
                        MANDATORY CONVERTIBLE SECURITIES


ZURICH, NOVEMBER 26, 2002 - CREDIT SUISSE GROUP WILL ISSUE CHF 1.0 BILLION OF MANDATORY CONVERTIBLE SECURITIES IN ORDER TO TAKE ADVANTAGE OF MARKET CONDITIONS ALLOWING THE STRENGTHENING OF ITS CAPITAL BASE TO SUPPORT FUTURE BUSINESS GROWTH. THIS MEASURE IS ONE OF THE POTENTIAL CAPITAL-ENHANCING ACTIONS THAT WERE OUTLINED AT THE PRESENTATION OF THE GROUP'S THIRD QUARTER RESULTS ON NOVEMBER 14, 2002.

The Mandatory Convertible Securities, in the amount of CHF 1.0 billion, will initially be offered to existing shareholders, where permitted by law, through the granting of advance subscription rights (subscription period: December 2 to December 6, 2002). The Mandatory Convertible Securities not subscribed by shareholders will be offered to potential investors in an open price bookbuilding, with the final terms to be set no later than December 11, 2002. The Mandatory Convertible Securities will be mandatorily redeemed in registered shares of Credit Suisse Group in three years unless previously converted. An amount equal to the issue price will qualify as equity capital in the interpretation of the Swiss Federal Banking Commission (EBK) and, accordingly, will count as tier 1 capital under BIS rules.

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Philip K. Ryan, Chief Financial Officer of Credit Suisse Group, explained: "The
Mandatory Convertible structure is ideally suited to efficiently strengthening our capital base, in order to support the future growth of our business. Furthermore, the adjustable conversion ratio means Credit Suisse Group will participate in any future appreciation of its share price."

TRANSACTION DETAILS

Credit Suisse Finance (Guernsey) Ltd., a wholly-owned finance company of Credit Suisse Group, will issue Mandatory Convertible Securities in the amount of CHF
1.0 billion, irrevocably and unconditionally guaranteed on a subordinated basis by Credit Suisse Group, Zurich, Switzerland. The issue size is subject to an increase of an additional CHF 250 million, depending on market conditions. The Mandatory Convertible Securities will be offered from December 2, 2002, until December 6, 2002, to existing shareholders of Credit Suisse Group, where permitted by law, in the form of non-tradable advance subscription rights at a fixed subscription price of 100%. Shareholders of record of Credit Suisse Group prior to the commencement of trading on December 2, 2002, will be entitled to subscribe for the Mandatory Convertible Securities at the ratio of 952 Credit Suisse Group registered shares per CHF 1,000 nominal value of the Mandatory Convertible Securities. Those Mandatory Convertible Securities not subscribed during the advance subscription period will be offered to investors in Switzerland and certain other jurisdictions, where permitted by law. The final terms (including the total issue size, the coupon and the conversion prices) of the Mandatory Convertible Securities will be determined in an open price bookbuilding no later than December 11, 2002.

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The Minimum Conversion Ratio will be determined by dividing CHF 1,000 by the
Maximum Conversion Price, which will be no higher than 122% of the reference share price at the time of pricing; the Maximum Conversion Ratio will be determined by dividing CHF 1,000 by the Minimum Conversion Price, which will be equal to the reference share price at the time of pricing. Unless previously converted, the Mandatory Convertible Securities will be mandatorily redeemed in registered shares of Credit Suisse Group on December 23, 2005. The number of registered shares to be delivered at maturity (Maturity Conversion Ratio) will be a function of the share price at maturity. If the share price at maturity is lower than the Minimum Conversion Price, the Maturity Conversion Ratio will be equal to the Maximum Conversion Ratio; if the share price at maturity is higher than the Maximum Conversion Price, the Maturity Conversion Ratio will be equal to the Minimum Conversion Ratio. For any share price between the Minimum Conversion Price and the Maximum Conversion Price, the Maturity Conversion Ratio will be calculated by dividing CHF 1,000 by the share price at maturity. The Maturity Conversion Ratio will be calculated based on closing prices of the registered shares on virt-x on the fifteen consecutive trading days, ending on the third trading day immediately prior to the maturity date. From February 3, 2003, until the twentieth trading day prior to the maturity date (December 23, 2005), investors may convert each Mandatory Convertible Security into registered shares of Credit Suisse Group at the Minimum Conversion Ratio.

The issuer will pay a Fixed Coupon of a minimum of 5.75% per annum per Mandatory Convertible Security, plus an amount equal to the dividend paid by Credit Suisse Group

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in respect of the number of its shares corresponding to the Maximum Conversion
Ratio. All such payments are at the discretion of Credit Suisse Group and will not be payable under certain adverse circumstances. Fixed Coupon payments will, however, be payable in preference to the payment of any distribution on Credit Suisse Group's registered shares.

Payment for the allocated Mandatory Convertible Securities will be due on December 23, 2002. Admission for the listing of the Mandatory Convertible Securities on the main segment of the SWX Swiss Exchange will be sought.

Credit Suisse First Boston is acting as sole bookrunner and lead manager on this transaction.


ENQUIRIES
Credit Suisse Group, Media Relations       Telephone  +41 1 333 8844
Credit Suisse Group, Investor Relations    Telephone  +41 1 333 4570
Internet                                   www.credit-suisse.com
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CREDIT SUISSE GROUP

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of September 30, 2002, it reported assets under management of CHF 1,221.8 billion.

LEGAL DISCLAIMER

This press release does not constitute an offer to buy or to subscribe for securities of Credit Suisse Group or any of its affiliates and it does not constitute an offering circular within the meaning of Art. 652a or Art. 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of SWX Swiss Exchange.

The distribution of this press release and the offering or sale of the Advance Subscription Rights, Mandatory Convertible Securities or Shares in certain jurisdictions may be restricted by law. Neither Credit Suisse Group nor Credit Suisse First Boston is making an offer to sell the Advance Subscription Rights, Mandatory Convertible Securities or Shares in any jurisdiction where such offer or sale is not permitted.

In Belgium, the Advance Subscription Rights and the Mandatory Convertible Securities will be offered only to professional investors acting for their own account.

This press release does not constitute an offer to buy or to subscribe for securities of Credit Suisse Group or any of its affiliates in France.

The Mandatory Convertible Securities not subscribed during the advance subscription period may not be publicly offered in Germany.

The Advance Subscription Rights are not being offered in Italy. In Italy, the public will not be solicited in connection with the offering of Mandatory Convertible Securities, and no offer or sale of Mandatory Convertible Securities is being or will be made, and no offering material relating to the Mandatory Convertible Securities is being or will be distributed, unless such activities
(i) are carried out by or through intermediaries authorized to perform investment services in Italy, (ii) either do not qualify as solicitation of investment or qualify as a solicitation exempted from the requirement of a prospectus, and (iii) are carried out in compliance with applicable COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA and banking regulations. Pursuant to Section 129 of the Italian Unified Banking Act, the offer, sale or transfer of Mandatory Convertible Securities to investors in Italy is conditioned upon obtaining


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authorization from the BANCA D'ITALIA. Application for such authorization has been made and is currently pending.

The Advance Subscription Rights and the Mandatory Convertible Securities have not been and will not be registered under the applicable laws of Japan and, accordingly, Credit Suisse First Boston has undertaken that it will not offer or sell any Advance Subscription Rights or Mandatory Convertible Securities, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for reoffering or resale, directly or indirectly in Japan or to any Japanese Person except under circumstances which will result in compliance with all applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Participation in any of the securities offerings mentioned in this press release is prohibited in Kuwait.

In the Netherlands, this offer is only extended to individuals or legal entities who or which trade or invest in securities in the course of their profession or trade.

The Advance Subscription Rights will not be offered to Credit Suisse Group shareholders in Singapore. The Mandatory Convertible Securities may not be offered or sold, nor may any document or other material in connection with the Mandatory Convertible Securities be distributed, either directly or indirectly,
(i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of the Mandatory Convertible Securities to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under Subdivision 4 of Division 1 of Part XIII of the Securities and Futures Act 2001 of Singapore.

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA AND SHOULD NOT BE DISTRIBUTED IN THE UNITED STATES, TO UNITED STATES PERSONS OR TO PUBLICATIONS WITH A GENERAL CIRCULATION IN THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES. IN ADDITION, THE ADVANCE SUBSCRIPTION RIGHTS, SHARES AND MANDATORY CONVERTIBLE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ACCORDINGLY MAY NOT BE OFFERED, SOLD OR DELIVERED IN THE UNITED STATES OR FOR ACCOUNT OR THE BENEFIT OF U.S. PERSONS EXCEPT IN CERTAIN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE ADVANCE SUBSCRIPTION RIGHTS, SHARES AND MANDATORY CONVERTIBLE SECURITIES ARE BEING OFFERED OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN RELIANCE ON REGULATIONS UNDER THE SECURITIES ACT.

This press release is directed only at persons who: (i) are outside the United Kingdom; or (ii) have professional experience in matters relating to investments; or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons") and this must not be acted on or relied upon by a person who is not a relevant person.

Stabilisation / FSA
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                                                                    Page 8 of 9


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      CREDIT SUISSE GROUP
                                                      --------------------------
                                                              (Registrant)

Date November 26, 2002                             By: /s/ David Frick
    -------------                                     --------------------------
                                                              (Signature)*
*Print the name and title of the signing officer           Managing Director
under his signatue.
                                                       /s/ Karin Rhomberg Hug
                                                           Managing Director